Ms Y Trotter Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 United States of America 9 October 2013	Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN

Lloyds Banking Group plc
Form 20-F for the fiscal year ended 31 December 2012
Filed 25 March 2013
File no. 001-15246

Dear Ms Trotter,

I am writing further to your discussion with Ms. Amy Alter at Davis Polk & Wardwell London LLP on Tuesday 8 October 2013, regarding the letter from the Division of Corporation Finance dated 30 September 2013, which set out certain comments on the above filing of Lloyds Banking Group plc (the “Company”).

As Ms. Alter explained, the Company is currently drafting its response, but would appreciate an extension beyond the original 10 business day reply period as the individuals who are drafting the response are also currently preparing the Group’s third quarter interim management statement. The Company anticipates submitting its response by 1 November 2013.

You agreed to this extension and asked that the Company send a letter as confirmation; we understand that in the absence of a written response from your office, the extension can be taken as approved.

I trust that this is sufficient for the purposes of agreeing the above extension, but should you need any further information please do not hesitate to contact me.

Yours sincerely,

/s/ Jim Coyle
Jim Coyle
Finance Director, Group Financial Control
Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland No. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ